April 20, 2022

VIA EDGAR and E-MAIL

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mark Cowan, Esq.

Division of Investment Management –

Disclosure Review and Accounting Office

Re:	RiverSource Life Insurance Company

Registration Statement on Form S-3

File No. 333-263022

Dear Mr. Cowan:

This letter, which we have filed as Correspondence, responds to the comments you conveyed on April 11, 2022 with regard to the above-referenced Registration Statement on Form S-3. Along with this letter, we have included a revised prospectus reflecting the Company’s revisions in response to the Staff’s comments. A courtesy blackline reflecting the changes will be provided to the Staff.

For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. At the appropriate time, the Company will file a pre-effective amendment reflecting all revisions and file an acceleration request in which it will seek effectiveness no later than May 2, 2022 or as soon as practicable thereafter.

Cover Page

1.	Comment: Please include the Securities Act of 1933 file number on the facing page.

Response: We have done so.

2.	Comment: Please add the “Subject to Completion” legend as required by Item 501(b)(10) of Regulation S-K.

Response: We have done so.

3.	Comment: Please note that this prospectus will need to be delivered to all contract owners who are still eligible to invest in the Fixed Account Interests.

Response: We confirm that a copy of the prospectus will be delivered to all in force contract owners eligible to invest in the Fixed Account Interests.

4.

Comment: The disclosure on the Cover Page appears to refer to the individual certificate owners under the group plan. Please reconcile the use of “you” and “yours” on the Cover Page and throughout the prospectus with the definition provided in the “Key Terms” section or revise the definition in the “Key Terms” section to include certificate owners under the group plan.

Response: We have removed the reference to certificates on the Cover Page. The use of “you” and “yours” throughout the prospectus refers only to the plan sponsor or trustee of the plan who requests certain transactions (including withdrawals) under the contract on behalf of the plan participants.

Risk Factors

5.	Comment: Under “Interest Rate Risk,” please specify how frequently the Company changes the declared interest rate for future allocations (e.g., one year).

Response: The Company does not declare new interest rates at regular intervals. New interest rates are declared from time to time in the Company’s discretion.

6.

Comment: Please delete the first sentence under “Liquidity Risk” or revise the sentence to clarify the concept of the “guarantee” of contract value allocated to the Fixed Account given that if an investor makes a full withdrawal he will be subject to a MVA. Please also delete or revise the first sentence under “Investment Risk” to clarify the same concept.

Response: We have done so.

7.	Comment: Under “Liquidity Risk,” please add “other than a variable investment option available under the contract” after “another funding vehicle” in the second sentence.

Response: We have done so.

8.	Comment: Here and elsewhere, please disclose if a MVA applies upon a full surrender due to annuitization or death.

Response: As stated in our response to Comment 4, the use of “you” and “yours” throughout the prospectus refers only to the plan sponsor or trustee of the plan who requests certain transactions (including withdrawals) under the contract on behalf of the plan participants. We have made clarifying changes throughout to clarify that a MVA applies only when we pay out the entire Fixed Account value under the contract in a lump sum. This does not happen upon annuitization or death of the individual plan participants.

9.	Comment: Please include here the risks related to the Company’s general account disclosed in “The General Account” section later in the prospectus.

Response: We have added this disclosure under the “Financial Strength” subheading.

The Fixed Account

10.	Comment: Please disclose where the interest rates, including renewal rates, can be found (e.g., the Company website).

Response: We have disclosed how to obtain rates.

11.	Comment: Please disclose the minimum guaranteed interest rate for the Fixed Account.

Response: We have done so.

Market Value Adjustment

12.

Comment: At the end of the first bullet describing when a MVA applies, and elsewhere wherever similar disclosure appears, please add “other than a variable investment option available under the Contract.”

Response: We have done so.

13.	Comment: At the end of the final bullet describing when no MVA applies, please add “under the contract.”

Response: We have done so.

Additional Information

14.	Comment: Please ensure the Company’s Form 10-K incorporated by reference is hyperlinked here.

Response: We will ensure the Company’s Form 10-K incorporated by reference is hyperlinked in a pre-effective amendment filing.

Exhibit 107

15.

Comment: Please consider whether the title of the securities in the filing fee table should be revised to reflect the same name used on the Cover Page of the prospectus: “Fixed Account Interests offered under Group Variable Annuity Contracts.”

Response: We have revised the title of the securities in the filing fee table.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel and
Assistant Secretary